

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

July 28, 2008

<u>Via Facsimile and U.S. Mail</u>
Steven L. Frey
Vice President, General Counsel and Secretary
Angelica Corporation
424 South Woods Mill Road
Chesterfield, MO 63017-3406

    Re: Angelica Corporation
       Amendment No. 1 to Schedule TO-I
       Filed July 21, 2008
       File No. 005-10149

Dear Mr. Frey:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Offer to Purchase</u>

1. We note your response to comment 1 in our letter dated July 14, 2008; however, we reissue our comment. In this regard, we note you state that the consideration to be received by holders of each class of option holders will not vary, however, it appears that although the exercise prices may vary, the rights and characteristics of the options are substantially similar so that the option holders constitute the same class of holders. Please tell us how your tender offer is consistent with Rule 13e-4(f)(8)(ii).

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: John Granda, Esq.
        Stinson Morrison Hecker LLP